Exhibit 99.1

Fiscal Q2 2016 WNS (Holdings) Limited

WNS Announces Fiscal 2016 Second Quarter Earnings

NEW YORK, NY and MUMBAI, INDIA, October 15, 2015 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2016 second quarter ended September 30, 2015.

Highlights – Fiscal 2016 Second Quarter:

GAAP Financials

•    Revenue of $141.0 million, up 5.2% from $134.1 million in Q2 of last year and up 5.1% from $134.1 million last quarter

•    Profit of $15.5 million, compared to $15.3 million in Q2 of last year and $12.8 million last quarter

•    Diluted earnings per ADS of $0.29, compared to $0.29 in Q2 of last year and $0.24 last quarter

Non-GAAP Financial Measures*

•    Revenue less repair payments of $133.3 million, up 5.4% from $126.5 million in Q2 of last year and up 5.4% from $126.5 million last quarter

•    Adjusted Net Income (ANI) of $27.1 million, compared to $23.9 million in Q2 of last year and $22.6 million last quarter

•    Adjusted diluted earnings per ADS of $0.51, compared to $0.45 in Q2 of last year and $0.42 last quarter

Other Metrics

•    Added 5 new clients in the quarter, expanded 6 existing relationships

•    Days sales outstanding (DSO) at 27 days

•    Global headcount of 29,830 as of September 30, 2015

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* in the fiscal second quarter was $133.3 million, representing a 5.4% increase versus the second quarter of last year and a 5.4% increase from the previous quarter. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal second quarter grew 11.2% versus Q2 of last year, and 5.7% sequentially. Year-over-year, fiscal Q2 revenue was adversely impacted by depreciation in the British Pound, Australian Dollar, South African Rand and Euro against the US Dollar. These headwinds were more than offset by revenue growth driven by both existing client expansions and the ramp in new account wins. Year-over-year, revenue improvement was paced by growth in emerging verticals, including Retail/CPG, Utilities, Shipping and Logistics, Healthcare, and CPS, which all grew in excess of 12%. Sequentially, revenue less repair payments* improved despite modest headwinds from currency movements net of hedging.

Adjusted operating margin* for the second quarter was 23.1%, as compared to 21.8% in Q2 of last year and 20.0% reported in the prior quarter. On a year-over-year basis, adjusted operating margin* improved as a result of currency movements net of hedging, operating leverage associated with higher revenue, and improved seat utilization. Partially offsetting this favorability was the impact of our annual wage increases, and performance-based incentives and gain sharing recorded in the second quarter of last year. The sequential improvement in adjusted operating margin* was driven by currency favorability, gains on hedge positions, productivity improvements and higher volume. These benefits were partially offset by lower seat utilization resulting from the opening of our new delivery facilities in South Africa.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q2 2016 WNS (Holdings) Limited

Adjusted net income (ANI)* in the fiscal second quarter was $27.1 million, up $3.2 million as compared to Q2 of last year and up $4.4 million from the previous quarter. Second quarter ANI* margin was 20.3%, as compared to 18.9% in Q2 of last year, and 17.9% reported last quarter.

From a balance sheet perspective, WNS ended Q2 with $129.1 million in cash and investments, and no debt. In the second quarter, the company generated $26.6 million in cash from operations, and had $6.6 million in capital expenditures. Days sales outstanding were 27 days, as compared to 30 days in Q2 of last year and 28 days reported in the previous quarter. During Q2, WNS completed its share repurchase program, buying 330,000 ADS’s at an average price of $29.65 per ADS, totaling $9.8 million.

We are pleased with the company’s second quarter financial and operational performance, highlighted by year-over-year constant currency revenue growth of 11 percent,” said Keshav Murugesh, WNS’s Chief Executive Officer. “Business momentum remains healthy, as WNS continued to add new strategic logos and expand our existing relationships in the quarter. WNS also received several key awards from the industry analysts and sourcing advisors during Q2, and launched a new suite of solutions for the travel industry leveraging WNS-owned technology and embedded analytics. We intend to continue expanding our capabilities and services in the areas of domain expertise, automation, analytics and digitization to enhance our differentiated positioning the BPM marketplace.”

Fiscal 2016 Guidance

WNS has updated guidance for the fiscal year ending March 31, 2016 as follows:

•	Revenue less repair payments* is expected to be between $523 million and $539 million, up from $503.0 million in fiscal 2015. This assumes an average GBP to USD exchange rate of 1.53 for the remainder of fiscal 2016.

•	ANI* is expected to range between $98 million and $102 million versus $92.3 million in fiscal 2015. This assumes an average USD to INR exchange rate of 65.0 for the remainder of fiscal 2016.

•	Based on a diluted share count of 53.5 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $1.83 to $1.91.

“The company has updated our forecast for fiscal 2016 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’s Chief Financial Officer. “Our revised guidance for the year reflects top line growth of 4% to 7%, or 9% to 12% on a constant currency* basis. We currently have over 98% visibility to the midpoint of the range. The increase in our guidance for adjusted net income* is largely the result of favorable currency movements and improved operational efficiency.”

Conference Call

WNS will host a conference call on October 15, 2015 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-877-474-9501; international dial-in +1-857-244-7554; participant passcode 91752775. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 22256337, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of September 30, 2015, WNS had 29,830 professionals across 39 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Fiscal Q2 2016 WNS (Holdings) Limited

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2016 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:
David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 5, 2015.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 5, 2015.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro.

Fiscal Q2 2016 WNS (Holdings) Limited

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q2 2016 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
Revenue	$141.0	$134.1	$134.1
Cost of revenue	90.5	84.5	88.8

Gross profit	50.5	49.5	45.3
Operating expenses:
Selling and marketing expenses	8.0	8.2	7.4
General and administrative expenses	20.4	17.0	18.0
Foreign exchange loss/ (gain), net	(3.6)	(0.7)	(1.8)
Amortization of intangible assets	6.5	6.0	6.2

Operating profit	19.3	18.9	15.4
Other income, net	(1.8)	(2.9)	(2.2)
Finance expense	0.1	0.3	0.1

Profit before income taxes	21.0	21.5	17.5
Provision for income taxes	5.5	6.2	4.7

Profit	$15.5	$15.3	$12.8

Earnings per share of ordinary share
Basic	$0.30	$0.30	$0.25

Diluted	$0.29	$0.29	$0.24

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Sep 30, 2015 compared to
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015	Sep 30, 2014	Jun 30, 2015
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$141.0	$134.1	$134.1	5.2%	5.1%
Less: Payments to repair centers	7.7	7.5	7.6	2.5%	1.1%
Revenue less repair payments (Non-GAAP)	$133.3	$126.5	$126.5	5.4%	5.4%
Constant currency revenue less repair payments (Non-GAAP)	$131.6	$118.3	$124.5	11.2%	5.7%

Fiscal Q2 2016 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
	(Amounts in millions)
Cost of revenue (GAAP)	$90.5	$84.5	$88.8
Less: Payments to repair centers	7.7	7.5	7.6
Less: Share-based compensation expense	0.4	0.0	0.6
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$82.4	$77.0	$80.6

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
	(Amounts in millions)
Gross profit (GAAP)	$50.5	$49.5	$45.3
Add: Share-based compensation expense	0.4	0.0	0.6
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$50.9	$49.5	$45.9

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
Gross profit as a percentage of revenue (GAAP)	35.8%	36.9%	33.8%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	38.2%	39.2%	36.3%

Fiscal Q2 2016 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$8.0	$8.2	$7.4
Less: Share-based compensation expense	0.2	0.3	0.5
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.8	$7.9	$6.9

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
Selling and marketing expenses as a percentage of revenue (GAAP)	5.7%	6.1%	5.5%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	5.9%	6.3%	5.5%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
	(Amounts in millions)
General and administrative expenses (GAAP)	$20.4	$17.0	$18.0
Less: Share-based compensation expense	4.5	2.3	2.6
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$15.8	$14.8	$15.4

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
General and administrative expenses as a percentage of revenue (GAAP)	14.5%	12.7%	13.5%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	11.9%	11.7%	12.2%

Fiscal Q2 2016 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
	(Amounts in millions)
Operating profit (GAAP)	$19.3	$18.9	$15.4
Add: Amortization of intangible assets	6.5	6.0	6.2
Add: Share-based compensation expense	5.1	2.6	3.7
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$30.8	$27.6	$25.3

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
Operating profit as a percentage of revenue (GAAP)	13.7%	14.1%	11.5%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	23.1%	21.8%	20.0%

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
	(Amounts in millions)
Profit (GAAP)	$15.5	$15.3	$12.8
Add: Amortization of intangible assets	6.5	6.0	6.2
Add: Share-based compensation expense	5.1	2.6	3.7
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$27.1	$23.9	$22.6

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
Profit as a percentage of revenue (GAAP)	11.0%	11.4%	9.5%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	20.3%	18.9%	17.9%

Fiscal Q2 2016 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
Basic earnings per ADS (GAAP)	$0.30	$0.30	$0.25
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.23	0.17	0.19
Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.53	$0.46	$0.44

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2015	Sep 30, 2014	Jun 30, 2015
Diluted earnings per ADS (GAAP)	$0.29	$0.29	$0.24
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.22	0.16	0.18
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.51	$0.45	$0.42

Fiscal Q2 2016 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at September 30, 2015	As at March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$39.3	$32.4
Investments	89.8	133.5
Trade receivables, net	55.5	55.8
Unbilled revenue	45.7	39.7
Funds held for clients	12.5	12.7
Derivative assets	12.7	24.2
Prepayments and other current assets	19.2	16.8

Total current assets	274.7	315.1

Non-current assets:
Goodwill	78.5	79.1
Intangible assets	38.3	43.3
Property and equipment	47.4	48.2
Derivative assets	2.6	5.7
Deferred tax assets	22.5	21.3
Other non-current assets	18.2	17.6

Total non-current assets	207.5	215.2

TOTAL ASSETS	$482.2	$530.3

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$20.4	$22.7
Provisions and accrued expenses	25.6	25.6
Derivative liabilities	4.2	1.8
Pension and other employee obligations	34.4	40.4
Short term line of credit	—	12.9
Current portion of long term debt	—	12.8
Deferred revenue	5.0	3.9
Current taxes payable	2.6	2.0
Other liabilities	5.8	5.9

Total current liabilities	98.0	128.0

Non-current liabilities:
Derivative liabilities	1.0	0.4
Pension and other employee obligations	6.7	6.1
Deferred revenue	0.2	0.4
Other non-current liabilities	4.1	4.0
Deferred tax liabilities	2.6	2.3

Total non-current liabilities	14.6	13.2

TOTAL LIABILITIES	112.5	141.2

Shareholders’ equity:
Share capital (ordinary shares $ 0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 52,286,515 and 51,950,662 shares each as at September 30, 2015 and March 31, 2015, respectively)	8.2	8.1
Share premium	296.6	286.8
Retained earnings	208.6	180.3
Other components of equity	(113.3)	(86.2)

Total shareholders’ equity including shares held in treasury	400.1	389.1
Less: 1,100,000 shares as of September 30, 2015 and Nil shares as of March 31, 2015, held in treasury, at cost	(30.5)	—

Total shareholders’ equity	369.7	389.1

TOTAL LIABILITIES AND EQUITY	$482.2	$530.3